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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                      NELLCOR PURITAN BENNETT INCORPORATED
                           (NAME OF SUBJECT COMPANY)


                             NPB ACQUISITION CORP.
                                    (BIDDER)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  640275 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ROGER A. KELLER, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                               MALLINCKRODT INC.
                             7733 FORSYTH BOULEVARD
                         ST. LOUIS, MISSOURI 63105-1820
                                 (314) 854-5200

                                    COPY TO:

                             JAMES C. MORPHY, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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CUSIP NO.  640275103                     14D-1
           ---------

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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      MALLINCKRODT INC.

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      BK

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5.    CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)                                                      [_]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

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7.    AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
      APPROXIMATELY 61,705,005 SHARES OF COMMON STOCK, PAR VALUE $.001 PER
      SHARE

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8.    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                         [_]

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9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      APPROXIMATELY 96%

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10.   TYPE OF REPORTING PERSON

      CO

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CUSIP NO. 640275103                      14D-1
          ---------



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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      NPB ACQUISITION CORP.

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      AF

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5.    CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)                                                      [_]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

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7.    AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
      APPROXIMATELY 61,705,005 SHARES OF COMMON STOCK, PAR VALUE $.001 PER
      SHARE

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8.    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                         [_]

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9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      APPROXIMATELY 96%

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10.   TYPE OF REPORTING PERSON

      CO

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     This Amendment No. 2 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by NPB Acquisition Corp. (the "Merger Sub") and Mallinckrodt Inc. ("Mallinckrodt") on July 29, 1997 as amended by Amendment No. 1 to such Schedule, dated August 19, 1997, with respect to shares of Common Stock, par value $.001 per share, of Nellcor Puritan Bennett Incorporated (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit (1) thereto.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     On August 26, 1997, the Purchaser accepted for payment all of the approximately 61,705,005 Shares which were validly tendered pursuant to the Offer and not withdrawn, including approximately 3,272,261 Shares tendered pursuant to Notices of Guaranteed Delivery.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(16) Press Release dated August 26, 1997.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 26, 1997



                                                  Mallinckrodt Inc.


                                                  By: /s/ C. Ray Holman
                                                      -------------------------
                                                      Name:  C. Ray Holman
                                                      Title: Chairman and Chief
                                                             Executive Officer


                                                  NPB Acquisition Corp.


                                                  By: /s/ C. Ray Holman
                                                      -------------------------
                                                      Name:  C. Ray Holman
                                                      Title: Chairman and Chief
                                                             Executive Officer